SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	March 16, 2012	By:	/s/ Li Yue

			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2011 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue[1] reached RMB528.0 billion, up 8.8%

•	EBITDA of RMB251.0 billion, up 4.9%

•	Profit attributable to equity shareholders of RMB125.9 billion, up 5.2%

•	Total customers near 650 million, up 11.2%

•

Proposed final dividend of HK$1.747 per share, together with an interim dividend of HK$1.580 per share already paid, total dividend for 2011 amounting to HK$3.327 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The Group made positive strides in 2011 against the backdrop of China’s steady and fast economic growth and the exuberant demand for information and telecommunications services. At the same time, we have been facing challenges arising from industry convergence, intensified competition, and increasingly high mobile penetration. We have adhered to our strategy of pursuing sustainable development, accelerating innovation and rebuilding core competencies. We achieved a breakthrough in the development of proprietary telecommunications technology and took important steps to explore new business areas and business models. Overall, the Group achieved steady and favourable growth and continued to lead the industry in market position and profitability.

[1]

During the year, the Group re-categorized the presentation of revenue components in the consolidated statement of comprehensive income. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services and from voice value-added services that were categorized in value-added services in prior years’ presentation. Data services revenue includes revenue derived from SMS and MMS, wireless data traffic, and applications and information services.

This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any of the periods presented.

Financial Results

In 2011, operating revenue maintained favourable growth, reaching RMB528.0 billion, up 8.8% over last year. Continuing to lead the industry in profitability, the Group achieved a 5.2% increase over last year in profit attributable to equity shareholders, which amounted to RMB125.9 billion, with profit margin reaching 23.8%. EBITDA rose 4.9% over last year to RMB251.0 billion, with EBITDA margin reaching 47.5%. Basic earnings per share grew 5.2% over last year to RMB6.27. Underpinned by its sound capital structure and strong cash flow generating capability, the Group is favourably positioned to manage risks and achieve sustainable growth.

Business Development

The Group achieved steady business development in 2011. With a net addition of 65.55 million customers, our customer base was close to 650 million by the end of 2011. Voice business continued to grow. Total voice usage volume was 3,887.2 billion minutes, up 12.3% over last year. Average minutes of usage per user per month (MOU) reached 525 minutes and average revenue per user per month (ARPU) was RMB71. Data business, in particular wireless data traffic and applications and information services, maintained good growth momentum. Data services revenue increased 15.4% over last year, accounting for 26.4% of operating revenue. Wireless data traffic became a major driver of operating revenue growth, recording a 45.0% increase in revenue over last year and accounting for 8.4% of operating revenue. Applications and information services continued to grow, with Wireless Music maintaining its scale of development and contributing RMB22.1 billion in revenue and Mobile Reading, Mobile Video and Mobile Mailbox growing rapidly. The 3G operation performed well and saw accelerated growth in its customer base. By the end of 2011, our 3G customer base exceeded 51 million.

Facing an environment of rapid growth in the mobile Internet industry, we proactively explored new business areas and business models by adhering to the principle of “Cooperation by opening up, development through competition”. As an essential open platform to bring customers, developers and other parties in the industry chain together, Mobile Market has achieved fast development with 158 million accumulated registered customers and over 630 million accumulated application downloads. Mobile Market has become the world’s largest Chinese-language application store.

Meanwhile, we accelerated the launch of standardized and modularized “Internet of Things” products and expanded its application areas and scale. The development of “Wireless City” has made positive progress. Having signed cooperation agreements with 217 cities and 31 provinces, autonomous regions and municipalities, the Group has substantially completed its nationwide deployment of “Wireless City”. We have also enriched applications covering ten categories relating to people’s everyday lives, including administrative tasks, traffic control, medical and health care, employment service and others. The breadth of applications further encouraged customers’ active participation and deepened the “informationalization” of the society.

Adhering to our mantra of “Customers are our priority, quality service is our principle”, we further enhanced the quality of our customer service. The proportion of online service transactions increased significantly. We continued to enhance spending transparency to protect customer rights. Our customer satisfaction level has been steadily increasing, keeping us ahead of our peers in the industry.

Network Development

To cope with the trend of booming mobile data traffic resulting from drastic growth in demand for mobile Internet access and the popularization of smart terminals, we further implemented our forward-looking Four-Network Coordination strategy, namely 2G, 3G (TD-SCDMA), WLAN and TD-LTE. Through efficient allocation of resources among these networks and leveraging their different technological advantages, we have strengthened our network construction. We are committed to building a world-class wireless network with broad and thorough coverage, excellent quality and high speed.

By the end of 2011, our base stations exceeded 920,000. The number of WLAN access points was close to 2.2 million, making WLAN an essential means of carrying data traffic. Our 3G network currently covers all cities at or above county-level in China. Our network capacity continued to grow and overall network quality continued to lead the industry.

We have actively promoted home-grown technology and have made significant progress on TD-LTE. TD-LTE Advanced is recognized as one of the global 4G standards by ITU. In 2011, in cooperation with our parent company, we completed the first phase of the large scale testing of TD-LTE across six cities in Mainland China. We will roll out the second phase of the large scale testing in nine cities in 2012 and the TD-LTE trial network in the main urban districts of Hangzhou and Shenzhen will reach pre-commercial standard. We will launch LTE TDD/FDD commercial service in the Hong Kong Special Administration Region in 2012. Leveraging on our global influence, we have introduced the “Global TD-LTE Initiative” (“GTI”). Currently, 40 international operators have joined GTI and 5 operators have officially launched commercial services. The increasing scale of the TD-LTE industry signaled a substantial step forward for TD-LTE’s commercialization.

Corporate Management and Governance

In 2011, we furthered our “One China Mobile” project. Leveraging our economies of scale, we continued to streamline our low-cost, highly efficient operations. Centralized operations covered multiple operational fronts such as procurement, storage and logistics, network maintenance, sales and customer service and backend support. As a result, operational efficiency was further improved. On the other hand, we established China Mobile International Limited and China Mobile Group Terminal Company Limited, as a further step to achieving specialized business operations.

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and taken practical measures to ensure best corporate governance practices. In 2011, we strengthened internal control and risk management and carried out internal audits on key areas of our current operations including risk management for business cooperation and sales and marketing resources management. Through the foregoing efforts, the Company further enhanced management processes and policies. These improvements will help the Group achieve long- term, sustainable and healthy development.

Corporate Social Responsibility and Sustainable Development

We attach great importance to corporate social responsibility and pursue a strategy of sustainable development on all fronts. We make contributions to the society by providing reliable telecommunications services, managing environmental impact and participating in philanthropy. In 2011, in the wake of several natural disasters such as the earthquake in Yunnan province and the heavy rains in southern China, we acted swiftly to provide emergency telecommunications service for the relief work. Fully committed to energy saving and emissions reduction, we furthered our “Green Action Plan” by establishing energy efficiency evaluation processes for office space, equipment rooms and base stations. By creating a “green network” and promoting service transactions through electronic channels, we were able to achieve low energy consumption and sustainable growth. In 2011, our power consumption per unit of telecommunications traffic decreased by 11% over last year. Through the China Mobile Charity Foundation and our other philanthropic activities, we rallied support internally and from society. We continued the elementary and middle school headmaster training programs in central and western China and the building of libraries and multi-media classrooms. We also provided support to disadvantaged groups, such as orphans who lost their parents to AIDS, and children in poverty with congenital heart diseases.

In 2011, China Mobile was recognized for the fourth consecutive year as a constituent of the Dow Jones Sustainability Index, being the only company from Mainland China to win that honour.

Awards and Recognition

In 2011, our achievements continued to be recognized. The Company was again included and ranked 16th in Financial Times’ “FT Global 500”, and moved up to 34th from 38th place last year on Forbes Magazine’s “Global 2000” list. The China Mobile brand was named one of “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the sixth consecutive year, and the brand value increased by 9% and ranked 9th among all companies considered. The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody’s Investor Service and AA-/Outlook Stable from Standard & Poor’s, equivalent to China’s sovereign credit rating respectively.

Dividends

In view of the Group’s good profitability in 2011 and taking into consideration its long- term future development, the Board recommends payment of a final dividend of HK$1.747 per share for the financial year ended 31 December 2011 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2011. This, together with the interim dividend of HK$1.580 per share that was paid in 2011, amounts to an aggregate dividend payment of HK$3.327 per share for the full financial year of 2011.

In 2012, taking into consideration various relevant factors such as the Company’s overall financial condition, cash flow generating capability and the need for future sustainable development, the Company’s planned dividend payout ratio for the full year of 2012 will be 43%.

The Board believes that the Company’s good profitability and strong cash flow generating capability will be able to support the future sustainable development, while providing shareholders with a favourable return.

Future Outlook

Steady macro-economic growth and rapid transitions in China’s economic structure and consumer spending patterns will not only continuously stimulate demand for traditional telecommunications services, but also boost demand for new models of information consumption. The information communications service market contains tremendous growth potential. The development of information communications technology will veer towards broadband, mobility and integration, and the popularization of smart terminals will provide a catalyst to the information application services market. These are broadening the boundaries of the telecommunications industry and will bring new sources of value to the Company. With the government’s support of home-grown technologies and innovation, the development of TD-LTE technology has achieved new breakthroughs, and its commercialization and industrialization will inject new energy into our future growth.

At the same time, the convergence of information communications technologies has dramatically changed the industry landscape and resulted in more diverse market competition. The continuous rapid development of the mobile Internet industry will present us with both growth opportunities and operational challenges. Structural changes in the telecommunications industry and increasing mobile penetration will further intensify market competition.

Facing both opportunities and challenges, we will fully leverage our advantages, including the world’s largest mobile network and customer base, premium brand, operational capabilities, management experience and talented personnel. We will endeavour to push forward mobile Internet innovation to establish a leading position in the mobile Internet industry. We will fully leverage our Four-Network Coordination to strengthen our competitiveness in the provision of full services. We will enhance our core competencies by focusing on service, quality and innovation. We will promote value creation by focusing on improving revenue- generating efficiency, data traffic operation and information services development. We will also focus on reforming policies and procedures and strengthening management support to promote organizational vitality from within and ensure sustainable healthy growth.

We will look for appropriate investment opportunities in an active but cautious manner to broaden our presence in the telecommunications market.

As always, we will strive to create value for our shareholders.

Wang Jianzhou

Chairman

Hong Kong, 15 March 2012

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2011.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in Renminbi)

		Year ended 31 December
		2011	2010
	Note	RMB million	RMB million

Operating revenue (Turnover)	4
Voice services		364,189	343,985
Data services		139,330	120,768
Others		24,480	20,478

		527,999	485,231

Operating expenses
Leased lines		5,188	3,897
Interconnection		23,533	21,886
Depreciation		97,113	86,230
Personnel		28,672	24,524
Selling expenses		96,830	90,590
Other operating expenses	5	125,364	107,350

		376,700	334,477

Profit from operations		151,299	150,754
Other net income		2,559	2,336
Non-operating net income		571	685
Interest income		8,413	5,658
Finance costs		(565)	(902)
Share of profit of associates		4,306	558
Share of loss of jointly controlled entity		(1)	(18)

Profit before taxation		166,582	159,071
Taxation	6	(40,603)	(39,047)

PROFIT FOR THE YEAR		125,979	120,024

Other comprehensive income for the year
Exchange differences on translation of financial statements of overseas entities		(311)	(135)
Share of other comprehensive income of associates		(229)	—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		125,439	119,889

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONT’D)

(Expressed in Renminbi)

		Year ended 31 December
		2011		2010
	Note	RMB million		RMB million

Profit attributable to:
Equity shareholders of the Company			125,870		119,640
Non-controlling interests			109		384

PROFIT FOR THE YEAR			125,979		120,024

Total comprehensive income attributable to:
Equity shareholders of the Company			125,332		119,505
Non-controlling interests			107		384

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			125,439		119,889

Earnings per share – Basic	7(a)	RMB	6.27	RMB	5.96

Earnings per share – Diluted	7(b)	RMB	6.20	RMB	5.89

EBITDA (RMB million)[2]			251,025		239,382

Details of dividends to equity shareholders of the Company are set out in note 8.

[2]

The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi)

		As at 31 December
		2011	2010
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment		408,165	385,296
Construction in progress		56,235	54,868
Land lease prepayments		12,798	12,040
Goodwill		36,894	36,894
Other intangible assets		818	813
Interest in associates		43,794	40,175
Interest in jointly controlled entity		7	8
Deferred tax assets		10,913	9,720
Pledged bank deposits		122	162
Other financial assets		127	127

		569,873	540,103

Current assets
Inventories		7,944	4,249
Accounts receivable	9	9,165	7,632
Other receivables		19,483	7,026
Prepayments and other current assets		12,854	10,151
Amount due from ultimate holding company		170	293
Tax recoverable		91	135
Pledged bank deposits		32	—
Deposits with banks		246,687	204,803
Cash and cash equivalents		86,259	87,543

		382,685	321,832

Current liabilities
Accounts payable	10	116,266	111,646
Bills payable		1,616	502
Deferred revenue		51,753	43,489
Accrued expenses and other payables		92,362	85,716
Amount due to ultimate holding company		285	15
Amount due to immediate holding company		33	35
Interest-bearing borrowings		—	4,981
Obligations under finance leases		68	68
Current taxation		10,861	9,178

		273,244	255,630

Net current assets		109,441	66,202

Total assets less current liabilities carried forward		679,314	606,305

CONSOLIDATED BALANCE SHEET (CONT’D)

(Expressed in Renminbi)

		As at 31 December
		2011	2010
	Note	RMB million	RMB million

Total assets less current liabilities brought forward		679,314	606,305

Non-current liabilities
Interest-bearing borrowings		(28,617)	(28,615)
Deferred revenue, excluding current portion		(261)	(248)
Deferred tax liabilities		(17)	(39)

		(28,895)	(28,902)

NET ASSETS		650,419	577,403

CAPITAL AND RESERVES
Share capital		2,140	2,139
Reserves		646,924	574,018

Total equity attributable to equity shareholders of the Company		649,064	576,157
Non-controlling interests		1,355	1,246

TOTAL EQUITY		650,419	577,403

Notes:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. The financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	Changes in accounting policies

The IASB has issued a number of new or revised IFRSs that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2011. The equivalent new or revised HKFRSs consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS/HKAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs/HKFRSs (2010)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The impacts of the developments are discussed below:

•

IAS/HKAS 24 (revised 2009) revises the definition of a related party. As a result, the Group has re-assessed the identification of related parties and concluded that the revised definition does not have any material impact on the Group’s related party disclosures in the current and previous periods. IAS/HKAS 24 (revised 2009) also introduces modified disclosure requirements for government-related entities. As a result, the Group has re-assessed the modified disclosure requirements for government-related entities and revised the disclosures accordingly.

•

Improvements to IFRSs/HKFRSs (2010) omnibus standard introduces a number of amendments to the disclosure requirements in IFRS/HKFRS 7, Financial instruments: Disclosures. The disclosures about the Group’s financial instruments have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

3.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4.	Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of Mainland China and in Hong Kong. The principal activity of the Company is investment holding.

During the year, following a review of the presentation of the components of revenue, the Group re-categorized the presentation of revenue in the consolidated statement of comprehensive income. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fees) and from voice value-added services that were categorized in value-added services in prior years’ presentation. Data services revenue includes revenue derived from short message services (“SMS”) and multimedia message services (“MMS”), wireless data traffic, and applications and information services. Other operating revenue mainly includes interconnection revenue.

This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any of the periods presented. The comparative figures have been reclassified to conform with current year presentation.

5.	Other operating expenses

	2011	2010
	RMB million	RMB million

Maintenance	35,096	31,390
Impairment loss of doubtful accounts	3,548	4,019
Impairment loss of inventories	87	55
Amortization of other intangible assets	54	62
Operating lease charges	11,235	9,839
Loss on disposal of property, plant and equipment	3	—
Write-off of property, plant and equipment	5,853	2,763
Auditors’ remuneration	96	95
Others (Note)	69,392	59,127

	125,364	107,350

Note:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour services expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	2011	2010
	RMB million	RMB million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the year	112	123
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	41,693	39,726

	41,805	39,849

Deferred tax

Origination and reversal of temporary differences	(1,202)	(802)

	40,603	39,047

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2010: 16.5%) of the estimated assessable profits for the year ended 31 December 2011.

(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2011, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, for which the applicable preferential tax rate were 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively. Deferred taxes are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

7.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000) and the weighted average number of 20,068,193,892 shares (2010: 20,062,910,111 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2011	2010
	Number of shares	Number of shares

Issued shares as at 1 January	20,065,423,246	20,060,853,651
Effect of share options exercised	2,770,646	2,056,460

Weighted average number of shares as at 31 December	20,068,193,892	20,062,910,111

7.	Earnings per share (Continued)

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB125,870,000,000 (2010: RMB119,640,000,000) and the weighted average number of 20,315,252,412 shares (2010: 20,321,332,465 shares), calculated as follows:

Weighted average number of shares (diluted)

	2011	2010
	Number of shares	Number of shares

Weighted average number of shares as at 31 December	20,068,193,892	20,062,910,111
Effect of deemed issue of shares under the Company’s share option scheme for nil consideration	247,058,520	258,422,354

Weighted average number of shares (diluted) as at 31 December	20,315,252,412	20,321,332,465

8.	Dividends

Dividends attributable to the year:

	2011	2010
	RMB million	RMB million

Ordinary interim dividend declared and paid of HK$1.580 (equivalent to approximately RMB1.314) (2010: HK$1.417 (equivalent to approximately RMB1.236)) per share	25,857	24,550
Ordinary final dividend proposed after the balance sheet date of HK$1.747 (equivalent to approximately RMB1.416 (2010: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,441	27,268

	54,298	51,818

The ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81070, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 December 2011. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2011.

9.	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 31 December
	2011	2010
	RMB million	RMB million

Within 30 days	5,979	5,295
31–60 days	1,447	1,317
61–90 days	732	639
Over 90 days	1,007	381

	9,165	7,632

Accounts receivable primarily comprise receivables from customers and telecommunications operators.

Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be used. The increase of accounts receivable over 90 days is mainly due to the receivables arising from overseas telecommunications operators within normal settlement period.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December
	2011	2010
	RMB million	RMB million

Due within 1 month or on demand	95,744	88,525
Due after 1 month but within 3 months	6,984	9,888
Due after 3 months but within 6 months	5,237	5,519
Due after 6 months but within 9 months	3,736	3,337
Due after 9 months but within 12 months	4,565	4,377

	116,266	111,646

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2011.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the financial year ended 31 December 2011, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2011.

ANNUAL GENERAL MEETING

The 2012 annual general meeting of the Company (the “2012 AGM”) will be held at Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Wednesday, 16 May 2012 at 10:00 a.m. The notice of the 2012 AGM, the accompanying circular and the proxy form will be dispatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.	from Thursday, 10 May 2012 to Wednesday, 16 May 2012 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2012 AGM. In order to be eligible to attend and vote at the 2012 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 9 May 2012; and

ii.	from Wednesday, 23 May 2012 to Friday, 25 May 2012 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2011 final dividend. In order to qualify for the proposed 2011 final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 22 May 2012.

Subject to the approval by shareholders at the 2012 AGM, the 2011 final dividend will be paid on or about 8 June 2012 to those shareholders on the register of members on 25 May 2012 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2011 final dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2011 final dividend after deducting an enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Tuesday, 22 May 2012.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31 December 2011 will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2011 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2011, which contain an unqualified auditors report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 2 March 2012 regarding Mr. Lu Xiangdong (“Mr. Lu”), an Executive Director and a Vice President of the Company. The Board of Directors (the “Board”) announces that Mr. Lu has resigned from his positions as an Executive Director and a Vice President of the Company with effect from 15 March 2012 due to his inability to perform his duties as an Executive Director and a Vice President under his current personal circumstances. Mr. Lu has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 15 March 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

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Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF

THE PROPOSED 2011 FINAL DIVIDEND

Reference is made to the 2011 annual results announcement of China Mobile Limited (the “Company”) published on 15 March 2012. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.747 for the financial year ended 31 December 2011 (the “2011 Final Dividend”). The 2011 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Wednesday, 16 May 2012 (the “2012 AGM”). The notice of the 2012 AGM, the accompanying circular and the proxy form will be dispatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.	from Thursday, 10 May 2012 to Wednesday, 16 May 2012 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2012 AGM. In order to be eligible to attend and vote at the 2012 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 9 May 2012; and

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ii.	from Wednesday, 23 May 2012 to Friday, 25 May 2012 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2011 Final Dividend. In order to qualify for the 2011 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 22 May 2012.

Subject to the approval by shareholders at the 2012 AGM, the 2011 Final Dividend will be paid on or about 8 June 2012 to those shareholders on the register of members on 25 May 2012 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2011 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax when it distributes the 2011 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2011 Final Dividend after deducting an enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2011 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Tuesday, 22 May 2012.

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Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 March 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors.

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